Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2026
RESULTS, CONFERENCE CALL AND ANNUAL MEETING

Toronto (March 30, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its first quarter 2026 results on Thursday, April 30, 2026, after normal trading hours. Additionally, the Company will host its Annual and Special Meeting of Shareholders (the "AGM") the following day, Friday, May 1, 2026, in a hybrid format (in Toronto and virtually).

First Quarter 2026 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Friday, May 1, 2026, at 08:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 437.900.0527 or toll-free 1.888.510.2154 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an instant automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 72715 #. The conference call replay will expire on June 1, 2026.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The AGM will begin on Friday, May 1, 2026 at 11:00 AM (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/MNA74VC.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format to provide shareholders with an equal opportunity to attend and be heard at the AGM even if they are unable to attend the AGM in person.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 19, 2026, filed under the Company's profile on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by phone at 416.947.1212, by toll-free phone at 1.888.822.6714 or by email at investor.relations@agnicoeagle.com or may contact the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling 1.877.452.7184 (toll-free in Canada and the United States) or 1.416.304.0211 (International), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

investor.relations@agnicoeagle.com

Phone: 416.947.1212

Fax: 416.367.4681

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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